March 20, 2012

VIA EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Provident Community Bancshares, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 14, 2011
File No. 033-80808

Dear Mr. Nolan:

    We have received your letter dated March 2, 2012 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comment followed by our response.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Investment and Mortgage-backed Securities, page 56

1.
We note your response to comment 4 of our letter dated December 13, 2011 in which you state that the securities in question were purchased in the 2003-2005 time period, prior to the economic crisis, and were initially rated “AAA” at the date of purchase.  We also note your response to comment 6 supporting your conclusion that your use of the selected base case deferral and default assumption, and specifically using three times the historical default rate of all CDOs, is appropriate for all of your TRUPS.  Lastly, we note your response to comment 5 of the aforementioned letter in which you state that you “believe that the results would have been different if you used a FAS 115 analysis, but do not believe that they would have been materially different”.  Since these securities were of high credit quality due to their “AAA” rating at the time of acquisition, it appears they are not in the scope of ASC 325-40.  Furthermore, your use of the base case scenario does not appear appropriate for all of your TRUPS considering the different and distinct credit characteristics of the collateral underlying each security (e.g., individual banks and insurance companies).

Response

Based on discussions with Staff, we acknowledge that ASC 325-40 does not apply to the TRUPs in our portfolio.  We must use a model consistent with ASC 320-10-35 to measure credit loss for other-than-temporary impairment (“OTTI”) purposes. The calculations in ASC 325-40 and ASC 320-10-35 require different interest rate considerations (an effective interest rate implicit in the security at the date of the acquisition or at a rate and are at the current yield used to accrete the beneficial interest).   In this circumstance, the discount rates used would not vary significantly in either calculation and, as a result, the discounted cash flows calculations would result in immaterial differences in the OTTI.

While we have used standard default rates for all of these TRUPs, we also have reviewed the underlying collateral in each of the pools. This information is provided by the third party service provider engaged to review our TRUPs.  This component of the valuation process includes review of all of the key financial ratios of the underlying issuers and assessment of creditworthiness.  (This is for both banks and insurance companies in the pools.  However, insurance company financial information is not as readily available as the bank or bank holding company information).  While we understand this is an important component of our analysis, we also understand that it is impossible to predict with certainty which banks will ultimately default between now and maturity.

We have used this information regarding the underlying issuers as a basis to determine if our projected default rates are reasonable based on the projected losses in the underlying issuer collateral.  Losses across all of the TRUPs continue to be high based on continued high levels of bank failures and have not decreased significantly over the last three years.  Underlying issuers continue to show financial deterioration and deferrals of regularly scheduled interest payments has continued. The FDIC currently has over 800 banks listed as troubled banks.  We concur with our third party service providers and believe that the current default rates are reasonable and, although they are consistent across the portfolio, this consistency is reasonable based on all information discussed above.

Mr. John P. Nolan
March 20, 2012

Based on this analysis, we believe that our continued default rate estimate is reasonable in the current environment.  We plan to continue to work with third party service providers to review the analysis each quarter to ensure that we believe we have accurately addressed the default rate risk in our cash flow calculations.

*           *           *           *           *

The Corporation acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

                         Sincerely,

                         /s/ Richard H. Flake

                         Richard H. Flake
                         Executive Vice President and Chief Financial Officer

cc:           Benjamin Phippen, Securities and Exchange Commission